MONTHLY REPORT - MAY, 2004
                                 Global Macro Trust
                   The net asset value of a unit as of May 31, 2004
                  was $  906.44, down  2.7% from   $ 931.70 per unit
                               as of April 30, 2004.
                                      Managing         Unit
                                       Owner         Holders          Total
Net Asset Value (323,400.270      $   3,082,040     298,229,051     301,311,091
   units) at April 30, 2004
Addition of 31,993.803 units on         150,000      29,658,545      29,808,545
   May 1, 2004
Redemption of 2,796.783 units on             (0)     (2,535,116)     (2,535,116)
   May 31, 2004
Net Income (Loss) - May, 2004           (70,465)     (8,831,262)     (8,901,727)
                                    -----------  --------------  --------------
Net Asset Value at May 31, 2004   $   3,161,575     316,521,218     319,682,793
                                    ===========  ==============  ==============
Net Asset Value per Unit at May
31, 2004 (352,680.360 units
inclusive of 83.070 additional
units.)                                            $     906.44


                          STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $ 10,300,860      15,239,289

      Change in unrealized gain (loss) on open      (17,455,388)    (43,981,366)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                          (160,690)       (367,241)


   Interest income                                      339,779       1,301,899

   Foreign exchange gain (loss) on margin                23,831         174,702
      deposits

Total: Income                                        (6,951,608)    (27,632,717)

Expenses:
   Brokerage commissions                              1,815,104       8,220,172

   20.0% New Trading Profit Share                             0               0

   Administrative expense                               135,015         622,262


Total: Expenses                                       1,950,119       8,842,434

Net Income (Loss) - May, 2004                       $(8,901,727)    (36,475,151)

* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.



 To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                              Millburn Ridgefield Corporation
                                   411 West Putnam Avenue
                                Greenwich, Connecticut 06830
                                        203-625-7554


Global Macro Trust ("GMT") was down 2.71% for May. Year-to-date the Fund is down 10.13%.

In May, solid gains in energy were outweighed by losses in currencies, interest rates and stock indices and small losses in metals and agricultural commodities.

Energy prices continued to rise in May, and long positions in crude oil, unleaded gasoline, natural gas, London gas oil and heating oil were profitable.

Interest rates rose in the U.S. and short positions in U.S. Treasury 5 and 10-year notes and short-term eurodollar deposits were profitable. Losses were incurred on short positions in Japanese 10-year bonds and long positions in German 10-year bonds. Short positions in German 5-year notes and 30-year Treasury bonds were marginally unprofitable.

The dollar rally faltered in May, and profits on long positions in the South African rand, Norwegian krone, Swiss franc and Czech koruna were outweighed by losses on short positions in the euro, yen, Korean won, Singapore dollar and New Zealand dollar and on a long position in the Australian dollar. Non-dollar cross rate trading resulted in no material gain or loss in May.

In stock index futures trading, losses were incurred on long positions in the Japanese Topix and Nikkei and German DAX and on a short position in the Hong Kong Hang Seng. Long positions in the S&P 500 and NASDAQ 100 were virtually flat.

In metals, a small loss was incurred on a short position in gold, and a long position in copper was flat.

In agricultural commodities, a long position in corn and a short position in cotton were unprofitable.

                                Very truly yours,

                                Millburn Ridgefield Corporation
                                 Harvey Beker, co-Chairman
                                 George E. Crapple, co-Chairman